UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      July 21, 2006

Mr. Robert M. Shields, Chief Executive Officer
Piedmont Mining Company, Inc.
18124 Wedge Parkway, Suite 214
Reno, Nevada 89511


      Re:	Piedmont Mining Company, Inc.
		Registration Statement on Form SB-2
      Filed June 27, 2006
		File No. 333-135376

Dear Mr. Shields:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 filed June 27, 2006

General

1. To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.
For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.



2. Revise to provide updated and current information throughout the prospectus. For example, we note that on July 2, 2006, you entered into an option agreement with Columbus Gold Corporation to acquire the
Dutch Flat Property.

3. Please ensure that you provide all omitted exhibits prior to effectiveness.

Prospectus Summary

Our Business, page 1

4. It appears that the company`s only right to the referenced properties consists of either leases or options to acquire the leased properties. Please remove references throughout the prospectus to "our properties" and clarify that you are only leasing the properties and may opt to acquire the properties pursuant to option agreements.

Risk Factors, page 5

5. Eliminate language that mitigates the risk you present. State the risk directly and plainly. We note these examples "cannot insure,"
"cannot be assured," "cannot provide...assurance," and "may be unable."

6. Revise your risk factor subheadings to clearly describe the risk associated with the facts described. For example, "[u]ncontrollable and unpredictable outside development and hazards," "[t]he market price of our Common stock is volatile," and "[t]here is not active trading market for our common stock."

Dilution, page 13

7. We note that you present net tangible book value at March 31,
2006
"giving effect to the private placement (without assuming the exercise of the warrants for shares covered by this Prospectus)." Based on your presentation, please address the following items:
* Disclose the facts and circumstances surrounding the private placement you reference;
* Reconcile the $840,759 amount used in your dilution calculation to the net tangible book value at March 31, 2006 of $2,058;
* Tell us the number of shares used to calculate the per share amount of $0.0155 and provide a reconciliation of this number to the amount outstanding at March 31, 2006 of 46,184,707;
* Disclose how you arrived at the net tangible book value assuming the exercise of all warrants for shares covered by this Prospectus, totaling $1,945,284;
* Tell us the number of shares used to calculate the per share amount of $0.0175.
Refer to Item 506 of Regulation S-B.

Selling Stockholders, page 14

8. Expand the table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

9. Identify as underwriters all selling stockholders who are registered broker-dealers, unless any such registered broker-dealers received such shares as compensation for investment banking services.
Identify as underwriters all affiliates of registered broker-dealers that are listed as selling stockholders unless you can confirm to us that (1) each purchased its securities in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Directors, Executive Officers, Promoters and Control Persons, page
17

10. Please disclose the term of office of your directors.

Description of Securities, page 22

11. Disclose whether your common stock entitles the holders to any dividend or preemptory rights. Also state whether you have a staggered board.

Reports to Security Holders, page 26

12. Please revise to reflect the new address of the SEC`s public reference room at 100 F Street, N.E., Washington, D.C. 20549

Management`s Discussion and Analysis of Financial Condition and
Result
of Operations, page 26

Internal and External Sources of Liquidity, page 29

13. You state that you may be able to generate funds for your operations through the sale of a royalty interest in your properties.
Please confirm that you are in fact able to sell such interest in the properties. In that regard, we note that you lease rather than own the referenced properties and have entered into option agreements to acquire the properties.

Description of Property, page 30

14. Eliminate the excessive use of technical language. The reader should not require a technical background to understand your disclosure. For example, on page 31 you indicate the following:
"Gold is associated with alteration, including silicification, fine-grained pyrite, sericite and minor quartz veinlets and is also associated with antimony, arsenic, mercury and silver."

Executive Compensation, page 38

Stock Options Plans, page 39

15. Your statement that you do not have a stock option plan in place for officers, key employees or non-employees appears to be inconsistent with your disclosure on page F-11, where you state that the company currently sponsors an informal stock compensation plan.
Please reconcile the inconsistency.

Independent Accountant`s Report

16. Please revise to include the signature of your auditor.

Financial Statements for the Quarter Ended March 31, 2006

Consolidated Balance Sheets, page F-3

17. We note from your disclosure in footnote three that the amounts capitalized in your Exploration projects line item represent "significant expenditures for the examination and development of exploration opportunities." We also note your statement on page F-7 that "Exploration and evaluation expenditures are capitalized at cost." Please note that costs should be expensed as incurred during the exploration stage prior to determining the existence of a commercially minable deposit. Please refer to our website for further information on mining exploration costs at the following address and revise your presentation as appropriate, or otherwise advise:


http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P267_55
290

Consolidated Statements of Cash Flows, page F-6

18. Please reconcile the amounts shown for the Gain on sale of mineral rights and Loss on settlement of note receivable of $(40,000) and $19,000, for the exploration stage period January 1, 2002 through March 31, 2006, to the amounts presented on your Consolidated Statements of Loss on page F-4 of $46,410 and $(93,000).

8. Stock Based Compensation and Other Equity Transactions, page F-
11

19. Please tell us what factors you considered in support of your risk-free interest rates of 2.54%, 4.43% and 4.51% given your status as an exploration stage company.

Other Expenses of Issuance and Distribution, page II-1

20. Please revise to provide the omitted information prior to effectiveness.

Recent Sales of Unregistered Securities, page II-1

21. We note that you conducted several private placements in 2006 in reliance of the exemption provided in Rule 506 of the 1933 Act. Please confirm that no more than 35 purchasers purchased their securities in each of such transactions, or if any of such transactions is subject to integration, no more than 35 purchasers purchased their securities in any of the integrated transactions.

Undertakings, page II-7

22. Please revise to conform to Item 512 of Regulation S-B, as amended.

Signatures, page II-9

23. Please ensure consistency when identifying the capacities in which the signatories are signing. We note, for instance, that you identify
Mr. Robert M. Shield as a director in one place and as a chairman in another place.

Engineering Comments

General

24. Describe only geology, history, or exploration results that are directly related to the properties that the company has the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of the company`s properties. Remove information about mines, prospects, or companies operating in or near to the property. Focus the disclosure on the company`s property.




Trinity Silver Project, page 33

25. In the second paragraph of this section, you state that a report prepared by U.S. Borax indicated that "there was more than 4 million tons of shallow sulfide mineralization grading approximately 2 ounces of silver per ton." Please indicate if this estimate is a proven or probable reserve. Also provide a higher precision level for this estimate.

26. Please provide separately from this filing, a written consent from any experts or companies whose name is cited, and/or whose work is incorporated into the document. These consents should concur with the summary of the information in the report disclosed, and agree to being named in the registration statement. Otherwise refer to these documents as historical studies without naming the company or authors.


* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jennifer Goeken at (202) 551-3721 or Jill
Davis,
Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.
Direct your questions relating to the engineering comments to George
Schuler, Mining Engineer, at (202) 551-3718.  Please contact
Carmen
Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

      				Sincerely,



      					H. Roger Schwall
      Assistant Director

cc: 	J. Goeken
	J. Davis
	G. Schuler
	C. Moncada-Terry

      VIA FACSIMILE
      Scott Bartel
      Bullivant Houser Bailey PC
      916-930-2501
Mr. Robert M. Shields
Piedmont Mining Company, Inc.
July 21, 2006
Page 7